UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 29, 2024

METHANEX CORPORATION ANNOUNCES SUCCESSFUL SYNDICATION OF ACQUISITION FINANCING
VANCOUVER, British Columbia (October 29, 2024) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) (“Company”) announced today the successful syndication of acquisition financing to support the earlier announced agreement to acquire OCI Global’s international methanol business (“OCI Acquisition”) for $2.05 billion.
The new financing arrangements are with a syndicate of highly rated financial institutions and include:
•     Up to $650 million in Term Loan A commitments which can be drawn upon closing of the OCI Acquisition. The Term Loan A carries a variable interest rate and is split between three and four-year tenors that can be flexibly repaid to support de-levering.
•     $600 million in revolving credit facility commitments, split between a $400 million tranche which will have a renewed five-year tenor and a $200 million tranche with a three-year tenor, both from closing of the OCI Acquisition. This new facility will replace the Company’s existing $500 million facility which remains available until transaction closing.
•     Both the Term Loan A and new revolving credit facility include financial covenants consistent with the Company’s existing credit facilities.
The syndication banks continue to underwrite the remaining bridge facility of $525 million.
Dean Richardson, Senior Vice President, Finance & Chief Financial Officer of Methanex, said, “I am pleased to announce this successful syndication which had the unanimous support of our banking partners. The structure of the Term Loan A provides flexibility to support our commitment to de-lever.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 29, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary